April 4, 2005

BY EDGAR AND FAX

Mr. Roger Schwall

Assistant Director

US Securities and Exchange Commission

450 Fifth Street

Washington DC 20549-0405

Dear Sirs/Mesdames:

Re:	Form 20-F, Filed December 16, 2004

File No. 0-31190

Dear Mr. Schwall,

Further to your letter of March 31, 2005, we request that we have an extension to Friday April 29, 2005 to respond to your letter.

Yours truly,

CANPLATS RESOURCES CORPORATION

/s/ Ross A. Mitchell

Ross A. Mitchell

Vice President, Finance